JOHN HANCOCK FINANCIAL SERVICES                           (JOHN HANCOCK(R) LOGO)
U.S. Wealth Management Law Department                     the future is yours
601 Congress Street
Boston, MA 02210-2805
(617) 663-3192
Fax: (617) 663-2197
E-Mail: tloftus@jhancock.com

October 29, 2009

Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

   Re: John Hancock Life Insurance Company       John Hancock Life Insurance Company
       (U.S.A.) Separate Account H               (U.S.A.) AnnuityNote Series 3
       initial Form N-4 Registration Statement   Variable Annuity Contracts
       (File No. 333-161643)

       John Hancock Life Insurance Company of    John Hancock Life Insurance Company of
       New York Separate Account A               New York AnnuityNote Series 3
       initial Form N-4 Registration Statement   Variable Annuity Contracts
       (File No. 333-161644)

Dear Ms. White:

This letter is in response to the comments you provided in your letter dated October 19, 2009, regarding the initial Form N-4 Registration Statements referenced above, filed on August 31, 2009 (Accession Nos. 0000950123-09-039878 and 0000950123-09-039879). Your comments are shown in italics (and may be altered to reflect product updates).

Comment 1. General

     a.   EDGAR class identifier.

Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

RESPONSE: The contract name on the front cover page of the prospectus for each of the captioned registration statements (the "Registration Statements") reflects the current EDGAR class identifier, "AnnuityNote Series 3" (C000081108 and C000081109). In the event of any future revisions, we confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with that contract.

     b.   Primary responsibility for paying out on the guarantees.

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE: The issuing insurance company will be primarily responsible for paying out on any guarantees associated with the policy.

                                                           Alison T. White, Esq.
                                                SEC Office of Insurance Products
                                                                October 29, 2009

                                                                     Page 2 of 3


     c.   Reliance on Rule 12h-7 exemption.

If you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus.

RESPONSE: The Company does not currently rely on the exemption provided by Rule 12h-7 under the 1934 Act and therefore does not disclose any such reliance in the contract prospectus.

Comment 2. Lifetime Income Amount

If there is any way that the Lifetime Income Amount may be forfeited or limited other than by taking an unscheduled withdrawal, please disclose so prominently.

RESPONSE: The Lifetime Income Amount may be forfeited or limited by a contractowner taking an unscheduled withdrawal or surrendering the contract. It may also be extinguished by the contractowner's annuitization of the contract or by our payment of death proceeds. Therefore, in "II. Overview," we are adding the following paragraph to the "Lifetime Income Amount" subsection under "What are some benefits of the Contracts?"

     The Lifetime Income Amount may be forfeited or limited by an unscheduled withdrawal, or may be extinguished by a full surrender of the Contract or by our payment of the Contract's death proceeds. In addition, if you select the Contract's Annuity Option (see "V. Description of the Contract - Contract Provisions Applicable After the Maturity Date"), you can receive payments equal to the Lifetime Income Amount at the Annuity Commencement Date, but you will not be able to take further withdrawals or accumulate additional Contract Value once the annuity payments begin.

Also, in "V. Description of the Contract," we are adding the following a new third paragraph in the "Withdrawals - Lifetime Income Amount" subsection under "Contract Provisions Applicable Prior To the Maturity Date":

     The Lifetime Income Amount may be forfeited or limited by an unscheduled withdrawal, or may be extinguished by a full surrender of the Contract or by our payment of the Contract's death proceeds. In addition, if you select the Contract's Annuity Option - Lifetime Income Amount with Cash Refund (see "Contract Provisions Applicable After the Maturity Date" below), you can receive payments equal to the Lifetime Income Amount at the Annuity Commencement Date, but you will not be able to take further withdrawals or accumulate additional Contract Value once the annuity payments begin.

Comment 3. Fee Table.

Please disclose the transfer fee described on page 20 in the fee tables.

RESPONSE: We do not currently impose a charge for transfer requests. As you note, we have reserved the right (to the extent permitted by the contract) to do so at any future date if we determine that such a charge is necessary. In that case, we would file an amendment to the Registration Statements supplementing the prospectus and disclosing the amount and terms of any such transfer fee in "III. Fee Tables."

In the current prospectus, we disclose the fact that we have reserved the right to make such a charge and the maximum amount of the charge (not to exceed the lesser of $25 or 2% of the amount transferred), because we believe this disclosure provides reasonable notice to a prospective purchaser that we might someday decide to impose such a charge.

                                                           Alison T. White, Esq.
                                                SEC Office of Insurance Products
                                                                October 29, 2009

                                                                     Page 3 of 3


Comment 4. Charges and Deductions

Please disclose the transfer fee described on page 20 under Charges and Deductions.

RESPONSE: Please refer to the preceding response. If at any future date we determine that such a charge is necessary, we will file an amendment to the Registration Statements supplementing the prospectus and disclosing the amount and terms of any such transfer fee in "VI. Charges and Deductions."

Comment 5. Exhibit 24(b)(15) - Powers of Attorney

It is unclear why the Powers of Attorney refer to the contract as the AnnuityNote 50/50 instead of the AnnuityNote Series 3. Please advise or revise.

RESPONSE: Members of the respective Boards of Directors were presented Powers of Attorney to authorize registration of a new variable annuity contract on SEC Form N-4 at a time when the contract's proposed marketing name was "AnnuityNote 50/50." By the time the Powers of Attorney were included as exhibits in the Registration Statements, the contract's proposed marketing name had changed to "AnnuityNote Series 3." We will revise and refile the Powers of Attorney in the next Post-Effective Amendment to the Registration Statements.

Comment 6. Tandy Representations

RESPONSE: The Registrants hereby acknowledge that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

Very truly yours,


/s/ Thomas J. Loftus

Thomas J. Loftus
Senior Counsel - Annuities


                                   Page 3 of 3